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                                                                    Exhibit 99.3


April 10, 2003
Dear Valued Customer,

Last week, we announced that The Thomson Corporation -- parent company to West and ProLaw -- has agreed to acquire Elite Information Group, Inc. We are truly excited about this acquisition, and the unique opportunity we will have to even better serve your needs.

In the days following last week's announcement, we talked with many of you about the immediate impact and long-term potential of the acquisition. We're encouraged by what we heard from you, and want you to know that your input will be key to guiding our plans moving forward. Moreover, we recognize that you have made a significant investment of time, money and manpower in installing Elite or ProLaw products (or both), and this raises an important question: What should you expect from this transaction?

The simple answer is that we are committed to using our collective strength to give you a competitive edge. We will continue to invest in Elite products and ProLaw products to develop the features and functionality that can best support your practice. Similarly, we'll strive to provide the high-quality service and support you have come to expect. We will continue to support third-party products in your enterprise as we have in the past. And the teams that have made each of these companies a valued partner -- from sales and service representatives to senior managers and executives -- will stay in place.

Moving forward, we intend to build on the unique and complementary strengths of Elite and ProLaw products to deliver even more powerful solutions for you. Key to this effort: We are planning to align our software operations into a new division within West that will let us best leverage our collective expertise. This division, led by Elite Chairman and CEO Chris Poole with ProLaw CEO Bill Bice in a key strategic role, will create the future products that deliver on the true potential of next-generation integrated information solutions -- and support your practice even more effectively.

Thank you for your years of support. Along with our colleagues at Elite, ProLaw and West, we look forward to continuing to serve you in the years ahead. Sincerely,

      /s/ Mike Wilens          /s/ Chris Poole              /s/ Bill Bice
        Mike Wilens               Chris Poole                  Bill Bice
      President, West       Chairman and CEO, Elite       CEO, ProLaw Software


This document is for informational purposes only. It does not constitute an offer to purchase Elite shares or a solicitation/recommendation statement under the rules and regulations of the Securities and Exchange Commission. At the time Thomson commences the offer, Thomson will file with the Securities and Exchange Commission a Tender Offer Statement on Schedule TO and Elite will file a solicitation/recommendation statement on Schedule 14D-9. These documents will contain important information and security holders of Elite are advised to carefully read these documents (when they become available) before making any decision with respect to the tender offer. These documents will be provided to Elite security holders at no charge and, when filed with the Securities and Exchange Commission, may be obtained free of charge at www.sec.gov.